Exhibit 99.2

Brookfield Infrastructure Partners L.P.

Unaudited Pro Forma Consolidated Financial Statements of Brookfield Infrastructure Partners L.P.

Pro forma consolidated statement of financial position as at June 30, 2015	F-3
Pro forma consolidated statement of operating results for the six months ended June 30, 2015	F-4
Pro forma consolidated statement of operating results for the year ended December 31, 2014	F-5

Brookfield Infrastructure Partners L.P.

Unaudited Pro Forma Consolidated Financial Statements of Brookfield Infrastructure Partners L.P.

The unaudited pro forma consolidated financial statements of Brookfield Infrastructure Partners L.P. (the “partnership” and, collectively with its subsidiary and operating entities “Brookfield Infrastructure”) as of June 30, 2015, for the six months ended June 30, 2015 and for the year ended December 31, 2014 present our consolidated financial position and operating results, adjusted to give effect to:

•	the acquisition of Asciano Limited as described in note 2 to the unaudited pro forma consolidated financial statements; and

•	other pro forma adjustments as described in notes 5 and 6 to the unaudited pro forma consolidated financial statements,

in each case, as if these transactions occurred on June 30, 2015 for purposes of the unaudited pro forma consolidated statement of financial position and on January 1, 2014 for purposes of the unaudited pro forma consolidated statements of operating results. Historical results from any prior period are not necessarily indicative of results to be expected for any future period, and the results for the six months ended June 30, 2015 are not necessarily indicative of results to be expected for the full year.

The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management of the partnership. The unaudited pro forma consolidated financial statements are for information purposes only and are not necessarily indicative of either the financial position or the operating results that would have been achieved had the transactions for which we are giving pro forma effect actually occurred on the dates referred to above, nor are such unaudited pro forma consolidated financial statements necessarily indicative of the financial position or the operating results for any future date or period, because such unaudited pro forma consolidated financial statements are based on estimates of financial effects that may prove to be inaccurate.

The unaudited pro forma consolidated financial statements should be read together with our historical financial statements and related notes and the audited financial statements of Asciano Limited and the related notes, which have been separately filed.

All financial data in these unaudited pro forma consolidated financial statements is presented in U.S. dollars and has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), unless otherwise indicated.

Brookfield Infrastructure Partners L.P.

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2015

(In millions of US dollars, except per unit amounts, unaudited)

	As of June 30, 2015
US$ MILLIONS, UNAUDITED	Partnership	Asciano (Note 4 (a))	Pro forma adjustments (Note 5)		Pro forma Consolidated
Assets
Cash and cash equivalents	$652	$98	$(485)	a), c)	$265
Financial assets	427	88	(240)	a), c)	275
Accounts receivable and other assets	350	361	—		711
Inventory	18	32	—		50
Assets classified as held for sale	568	40	—		608

Current assets	2,015	619	(725)		1,909

Property, plant and equipment	7,882	3,442	869	b)	12,193
Intangible assets	3,401	130	4,683	b)	8,214
Investments in associates	2,716	23	—		2,739
Investment properties	163	—	—		163
Goodwill	82	2,026	(621)	b)	1,487
Financial assets (non-current)	521	473	—		994
Other assets	78	76	—		154
Deferred income tax asset	94	54	—		148

Total assets	$16,952	$6,843	$4,206		$28,001

Liabilities and Partnership Capital Liabilities
Accounts payable and other	$534	$505	$83	b), d)	$1,122
Non-recourse borrowings	320	400	12	b)	732
Financial liabilities	200	31	—		231
Liabilities directly associated with assets classified as held for sale	195	11	—		206
Current tax liabilities	—	24	—		24

Current liabilities	1,249	971	95		2,315

Corporate borrowings	683	—	300	a), c)	983
Non-recourse borrowings (non-current)	5,695	2,642	1,428	b), d)	9,765
Financial liabilities (non-current)	457	41	—		498
Other liabilities	543	130	—		673
Deferred income tax liability	1,394	—	1,405	b)	2,799
Preferred shares	20	—	—		20

Total liabilities	10,041	3,784	3,228		17,053

Partnership capital:
Limited partners	3,864	—	1,386	a), d), e), f)	5,250
General partner	22	—	—		22
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	1,519	—	392	a), d), e), f)	1,911
Interest of others in operating subsidiaries	1,410	—	2,259	b)	3,669
Preferred unitholders	96	—	—		96
Contributed equity	—	6,632	(6,632)	f)	—
Reserves	—	(3,346)	3,346	f)	—
Accumulated losses	—	(241)	241	f)	—
Non-controlling interests	—	14	(14)	f)	—

Total partnership capital	6,911	3,059	978		10,948

Total liabilities and partnership capital	$16,952	$6,843	$4,206		$28,001

Brookfield Infrastructure Partners L.P.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATING RESULTS

For the six months ended June 30, 2015

(In millions of US dollars, except per unit amounts, unaudited)

	For the six months ended June 30, 2015
US$ MILLIONS, UNAUDITED	Partnership	Asciano (Note 4 (b))	Pro forma adjustments (Note 6)		Pro forma Consolidated
Revenues	$932	$1,456	$—		$2,388
Direct operating costs	(400)	(1,076)	—		(1,476)
General and administrative expenses	(69)	—	(17)	e)	(86)
Depreciation and amortization expense	(196)	(146)	(118)	a), b)	(460)

	267	234	(135)		366

Interest expense	(183)	(77)	(50)	c), d)	(310)
Share of earnings from investments in associates	37	6	—		43
Mark-to-market on hedging items	58	—	—		58
Other income	9	24	—		33

Income before income tax	188	187	(185)		190

Income tax (expense) recovery
Current	(13)	(53)	50	g)	(16)
Deferred	(1)	—	—		(1)

Net income	$174	$134	$(135)		$173

Attributable to:
Owners of Asciano Limited	$—	$133	$(133)	f)	$—
Non-controlling interests	—	1	(1)	f)	—
Limited partners	85	—	(7)	f)	78
General partner	32	—	—	f)	32
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	33	—	(3)	f)	30
Interest of others in operating subsidiaries	23	—	9	f)	32
Preferred unit holders	1	—	—		1

Basic and diluted earnings per limited partnership unit	$0.55	$—	$0.34	h)	$0.89

Brookfield Infrastructure Partners L.P.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATING RESULTS

For the year ended December 31, 2014

(In millions of US dollars, except per unit amounts, unaudited)

	For the year ended December 31, 2014
US$ MILLIONS, UNAUDITED	Partnership	Asciano (Note 4 (c))	Pro forma adjustments (Note 6)		Pro forma Consolidated
Revenues	$1,924	$3,505	$—		$5,429
Direct operating costs	(846)	(2,661)	—		(3,507)
General and administrative expenses	(115)	—	(34)	e)	(149)
Depreciation and amortization expense	(380)	(370)	(241)	a), b)	(991)

	583	474	(275)		782

Interest expense	(362)	(204)	(113)	c), d)	(679)
Share of earnings from investments in associates	58	13	—		71
Mark-to-market on hedging items	38	—	—		38
Other (expense) income	(1)	45	—		44

Income before income tax	316	328	(388)		256

Income tax (expense) recovery
Current	(30)	(95)	105	g)	(20)
Deferred	(49)	—	—		(49)

Net income from continuing operations	237	233	(283)		187

Loss from discontinued operations, net of income tax	(8)	—	—		(8)

Net income	$229	$233	$(283)		$179

Attributable to:
Owners of Asciano Limited	$—	$232	$(232)	f)	$—
Non-controlling interests	—	1	(1)	f)	—
Limited partners	101	—	(33)	f)	68
General partner	44	—	—	f)	44
Redeemable Partnership Units held by Brookfield	39	—	(12)	f)	27
Interest of others in operating subsidiaries	45	—	(5)	f)	40

Basic and diluted earnings per limited partnership unit	$0.67	$—	$0.28	h)	$0.95

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

1.	REPORTING ENTITY

Brookfield Infrastructure Partners L.P. (the “partnership” and, collectively with its subsidiary and operating entities, “Brookfield Infrastructure”) owns and operates utility, transport, energy and communications infrastructure businesses in North and South America, Australia and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The unaudited pro forma consolidated financial statements are of the partnership and its subsidiaries.

The partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). The partnership’s sole material asset is its approximate 70.7% equity interest in Brookfield Infrastructure L.P. (“BILP”), a Bermuda exempted limited partnership with its head office in Hamilton, Bermuda. The remaining interest in BILP is held by Brookfield. The Partnership holds its 70.7% interest as Managing General Partner Units, while Brookfield holds approximately 28.8% of BILP’s equity as Redeemable Partnership Units and 0.5% as Special Limited Partner Units. The partnership also holds all of the preferred units in BILP. BILP owns indirect interests in entities which operate various infrastructure assets. The partnership, as managing general partner of BILP, has sole authority for management and control of BILP.

2.	DESCRIPTION OF THE ACQUISITION

On August 17, 2015, Brookfield Infrastructure Partners Limited, as general partner of the partnership, entered into a scheme implementation deed with Asciano Limited (“Asciano”), pursuant to which a subsidiary of the partnership will acquire the entire issued capital of Asciano (the “Acquisition”), a company with an enterprise value of approximately A$12 billion. The Acquisition will be implemented by way of a scheme of arrangement (the “Scheme”) under Australian law.

Following the completion of the Acquisition, it is expected that the partnership will own, indirectly, a 55% economic interest in Asciano. In addition, the partnership will enter into a voting agreement with an affiliate of Brookfield, providing the partnership with the right to elect the majority of the board of directors of Asciano, thereby providing the partnership with control. The partnership will consolidate Asciano from the date of acquisition of control.

The accompanying unaudited pro forma consolidated financial statements of the partnership have been prepared by management of the partnership to give effect to the Acquisition.

Under the terms of the Scheme, Asciano shareholders who elect standard consideration under the mix-and-match alternative will receive for each Asciano share held:

•	A$6.9439 in cash; and

•	0.0387 partnership CHESS Depository Interests (“CDIs”)

In aggregate, the above apportionment between cash and CDIs represents total cash consideration of $4,904 million, and total consideration comprising the fair value of limited partnership units issued in connection with the Acquisition in the amount of $1,578 million, regardless of each individual Asciano shareholder’s election under the mix-and match alternative.1

[1]	Based on the limited partnership unit price of $41.62 per unit as at NYSE close on October 22, 2015 and the AUD/USD exchange rate of 0.7208 as quoted by Bloomberg at close on October 22, 2015.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

Each partnership CDI will represent a beneficial interest in one limited partnership unit of the partnership and will have rights that are economically equivalent to the rights attaching to limited partnership interests. Partnership CDIs will be quoted and traded on the ASX in Australian dollars. Under the mix-and-match alternative to be offered to Asciano shareholders, each Asciano shareholder will be able to choose to maximize either their cash or their CDI consideration, subject to aggregate caps on each of the two components. Where the cap is reached for either component, Asciano shareholders who have elected to receive the maximum quantity of that component will be scaled-back on a pro-rata basis. As such, independent of the elections of Asciano shareholders under the Scheme, the partnership will issue approximately 37.9 million limited partnership units underlying partnership CDIs under the Scheme. A corresponding number of managing general partner units in BILP (to the number of limited partnership units underlying partnership CDIs issued under the Scheme) will be issued to the partnership.

The $4,904 million cash component of the Acquisition consideration will be funded through the following:

Brookfield consortium

A Brookfield sponsored infrastructure fund, along with two institutional partners that are not related to Brookfield, will acquire a 45% non-controlling interest in Asciano, for aggregate cash of $2,259 million.

Acquisition facility

The subsidiary of the partnership that will hold the Asciano shares has secured an acquisition facility (“Acquisition Facility”) of A$1.9 billion ($1,370 million) to support the acquisition of Asciano. The Acquisition Facility will be used entirely to fund part of the cash consideration under the Scheme. After implementation of the Scheme, the Acquisition Facility will be recourse only to the subsidiary’s investment in Asciano.

Cash on hand at Asciano

Cash consideration under the Scheme of $98 million will be funded by cash on hand at Asciano as of the date of the Acquisition.

Partnership funding

$1,180 million of the cash consideration under the Scheme will be funded by the partnership through the following:

Brookfield private placement

The partnership has entered into an agreement whereby Brookfield will subscribe for approximately 5.8 million redeemable partnership units in BILP for aggregate proceeds of approximately $250 million at a price of $43.20 per partnership unit. All of the proceeds of the private placement will be used to fund part of the cash portion of the partnership’s contribution under the Scheme. Completion of the private placement is contingent upon the Scheme becoming unconditional.

Credit facility

The partnership and its subsidiaries have also secured a credit facility of $1 billion (“Facility”). The Facility is with a syndicate of banks, all of whom are also lenders under the partnership’s existing $1.425 billion bi-lateral corporate revolving credit facilities. This Facility ranks pari passu with its existing bi-lateral facilities. For the purposes of the pro forma financial statements, it has been assumed that the Facility will be drawn $300 million to partially fund the cash required for the Acquisition. The Facility bears interest at a rate of LIBOR plus 120 bps and matures one year after the initial draw down.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

Cash consideration

The remaining cash consideration under the Scheme to be paid by the partnership of $627 million will be funded by cash on hand ($387 million) and financial assets ($240 million) as of the date of Acquisition.

3.	BASIS OF PRESENTATION

The historical consolidated financial statements of the partnership and consolidated financial statements of Asciano have been adjusted to give pro forma effect to events that are (1) directly attributable to the Acquisition and the funding to be raised for the purposes of the Acquisition, (2) factually supportable, and (3) with respect to the statement of operating results, expected to have a continuing impact on the consolidated results. The unaudited pro forma consolidated financial statements reflect the adjustments and assumptions outlined in the notes below.

The unaudited pro forma consolidated statement of financial position and the unaudited pro forma consolidated statements of operating results of the partnership have been derived and constructed, respectively, from the following:

Pro forma consolidated statement of financial position as at June 30, 2015

•	The unaudited condensed and consolidated statement of financial position of the partnership as at June 30, 2015; combined with

•	The audited consolidated statement of financial position of Asciano as at June 30, 2015.

Pro forma consolidated statement of operating results for the six-month period ended June 30, 2015

•	The unaudited interim condensed and consolidated statement of operating results of the partnership for the six-month period ended June 30, 2015; combined with

•	The audited consolidated statement of profit or loss of Asciano for the year ended June 30, 2015; less

•	The unaudited consolidated statement of profit or loss of Asciano for the half year ended December 31, 2014.

Pro forma consolidated statement of operating results for the year ended December 31, 2014

•	The audited consolidated statement of operating results of the partnership for the year ended December 31, 2014; combined with

•	The audited consolidated statement of profit or loss of Asciano for the year ended June 30, 2014; combined with

•	The unaudited consolidated statement of profit or loss of Asciano for the half year ended December 31, 2014; less

•	The unaudited consolidated statement of profit or loss of Asciano for the half year ended December 31, 2013.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

The unaudited pro forma consolidated financial statements are not intended to reflect the operating results or the financial position of the partnership which would have actually resulted had the Acquisition been completed on January 1, 2014 for purposes of the unaudited pro forma consolidated statements of operating results and June 30, 2015 for purposes of the unaudited pro forma consolidated statement of financial position. Further, the unaudited pro forma consolidated statement of operating results and consolidated statement of financial position are not necessarily indicative of the results of operations or the financial position, respectively, that may be obtained by the partnership in the future. Additionally, the unaudited pro forma consolidated statements of operating results and consolidated statement of financial position do not reflect the impact of potential cost savings and other synergies or incremental costs of the Acquisition. If the Acquisition is completed, the actual adjustments to the consolidated financial statements of the partnership will depend on a number of factors and, therefore, the actual adjustments will differ from the pro forma adjustments.

For purposes of preparing the unaudited pro forma consolidated financial statements, adjustments have also been made to the historical audited consolidated statement of financial position of Asciano as at June 30, 2015 and the constructed consolidated statements of profit or loss for the year ended December 31, 2014 and for the six months ended June 30, 2015 of Asciano, in order to conform the accounting policies and the presentation used in those statements to those of the partnership. Details on these adjustments are described in Note 4, Reconciliation of Asciano Historical Consolidated Financial Statements to the Partnership’s Financial Statements’ Presentation.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are consistent with those described in the audited consolidated financial statements of the partnership as at and for the year ended December 31, 2014 and IFRS.

The purchase price accounting for the Acquisition has been determined on a preliminary basis and the pro forma adjustments made to reflect the estimated financial effect from fair value accounting for the Acquisition and to reflect the effect of financing the Acquisition are subject to change. Accordingly, these fair value measurements are subject to change, which may be material.

4.	RECONCILIATION OF ASCIANO HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS TO THE PARTNERSHIP’S FINANCIAL STATEMENTS’ PRESENTATION

The financial statements of Asciano used to prepare these unaudited pro forma consolidated financial statements were prepared for the purpose of these unaudited pro forma consolidated financial statements. The financial statements of Asciano used to prepare these unaudited pro forma consolidated financial statements have been adjusted to conform to the presentation policies and presentation currency adopted by the partnership and do not conform with the historical audited financial statements of Asciano. The adjustments made to the historical audited consolidated financial statements of Asciano are described below:

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

a)	RECONCILIATION OF ASCIANO’S HISTORICAL CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT JUNE 30, 2015 TO THE PARTNERSHIP’S FINANCIAL STATEMENT PRESENTATION

MILLIONS, UNAUDITED	AUD Asciano	AUD Presentation Conforming Adjustments(i)	AUD Asciano Adjusted	USD Asciano Adjusted(ii)
Cash and cash equivalents	$127	$—	$127	$98
Financial assets	114	—	114	88
Accounts receivable and other	—	468	468	361
Trade and other receivables	444	(444)	—	—
Prepayments	24	(24)	—	—
Inventory	42	—	42	32
Assets classified as held for sale	52	—	52	40

Current assets	803	—	803	619

Property, plant and equipment	4,465	—	4,465	3,442
Intangible assets	2,796	(2,628)	168	130
Investments in associates	30	—	30	23
Goodwill	—	2,628	2,628	2,026
Loans to joint ventures	56	(56)	—	—
Trade and other receivables	1	(1)	—	—
Prepayments and other assets	2	(2)	—	—
Inventory	39	(39)	—	—
Financial assets	614	—	614	473
Other assets	—	98	98	76
Deferred income tax asset	71	—	71	54

Total assets	$8,877	$—	$8,877	$6,843

Trade payables	$151	$(151)	$—	$—
Other payables and accrued expenses	259	(259)	—	—
Accounts payable and other	—	655	655	505
Provisions	53	(53)	—	—
Employee benefits	192	(192)	—	—
Non-recourse borrowings	519	—	519	400
Financial liabilities	40	—	40	31
Current tax liability	31	—	31	24
Liabilities directly associated with assets classified as held for sale	14	—	14	11

Current liabilities	1,259	—	1,259	971

Other payables and accrued expenses	15	(15)	—	—
Provisions	62	(62)	—	—
Employee benefits	92	(92)	—	—
Accounts payable and other	—	169	169	130
Non-recourse borrowings	3,427	—	3,427	2,642
Financial liabilities	53	—	53	41

Total liabilities	4,908	—	4,908	3,784

Contributed equity	8,605	—	8,605	6,632
Reserves	(4,342)	—	(4,342)	(3,346)
Accumulated losses	(313)	—	(313)	(241)

Equity attributable to owners of Asciano Limited	3,950	—	3,950	3,045

Non-controlling interests	19	—	19	14

Total partnership capital	3,969	—	3,969	3,059

Total liabilities and partnership capital	$8,877	$—	$8,877	$6,843

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

(i)	Presentation conforming adjustments:

a.

To combine certain asset and liability balances separately presented on the face of the audited consolidated statement of financial position of Asciano as at June 30, 2015 that are presented as a single line-item on the audited consolidated statement of financial position of the partnership as at June 30, 2015.

(ii)	Translated into US dollars at a rate of AUD $1.00 = USD $0.7708 per Bloomberg spot rate on June 30, 2015.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

b)	RECONCILIATION OF ASCIANO’S HISTORICAL CONSOLIDATED STATEMENT OF OPERATING RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2015 TO THE PARTNERSHIP’S FINANCIAL STATEMENT PRESENTATION

MILLIONS (EXCEPT PER SHARE INFORMATION), UNAUDITED	AUD Asciano	AUD Presentation Conforming Adjustments(i)	AUD Asciano Adjusted	USD Asciano Adjusted(ii)
Revenue from services rendered	$1,862	$—	$1,862	$1,456
Other income	30	(30)	—	—
Share of net profit of joint ventures	8	(8)	—	—
Operating expenses excluding depreciation & amortization	—	(1,376)	(1,376)	(1,076)
Employee benefits	(641)	641	—	—
Rail access	(225)	225	—	—
Fuel, oil and power	(138)	138	—	—
Repairs and maintenance	(129)	129	—	—
Lease and hire	(127)	127	—	—
Insurance	(21)	21	—	—
Other	(95)	95	—	—
Depreciation and amortization expense	—	(187)	(187)	(146)

	524	(225)	299	234

Depreciation	(163)	163	—	—
Amortization	(24)	24	—	—

	337	(38)	299	234

Interest income	2	(2)	—	—
Interest expense	(83)	(15)	(98)	(77)
Other financing expenses	(26)	26	—	—
Credit value adjustment and fair value movement	9	(9)	—	—
Share of earnings from investments in associates	—	8	8	6
Other income	—	30	30	23

Income before income tax	239	—	239	186

Tax expense	(68)	68	—	—
Income tax expense
Current	—	(68)	(68)	(53)

Net income	$171	$—	$171	$133

Earnings per Parent share
Basic—cents	$0.18	$—	$0.18	$0.16
Diluted—cents	0.18	—	0.18	0.16

(i)	Presentation conforming adjustments:

a.

To combine certain expense categories separately presented on the face of the unaudited consolidated statement of profit or loss of Asciano for the constructed six months ended June 30, 2015 that are presented as a single line-item on the unaudited consolidated statement of operating results of the partnership for the six-month period ended June 30, 2015.

(ii)	Translated into US dollars at a rate of AUD $1.00 = USD $0.7823 per Bloomberg average over the relevant period.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

c)	RECONCILIATION OF ASCIANO’S HISTORICAL CONSOLIDATED STATEMENT OF OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2014 TO THE PARTNERSHIP’S BASIS OF ACCOUNTING

MILLIONS (EXCEPT PER SHARE INFORMATION), UNAUDITED	AUD Asciano	AUD Presentation Conforming Adjustments(i)	AUD Asciano Adjusted	USD Asciano Adjusted(ii)
Revenue from services rendered	$3,885	$—	$3,885	$3,505
Other income	50	(50)	—	—
Share of net profit of joint ventures	14	(14)	—	—
Operating expenses excluding depreciation & amortization	—	(2,949)	(2,949)	(2,661)
Employee benefits	(1,317)	1,317	—	—
Rail access	(431)	431	—	—
Fuel, oil and power	(393)	393	—	—
Repairs and maintenance	(305)	305	—	—
Lease and hire	(204)	204	—	—
Insurance	(52)	52	—	—
Other	(247)	247	—	—
Depreciation and amortization expense	—	(410)	(410)	(370)

	1,000	(474)	526	474

Depreciation	(364)	364	—	—
Amortization	(46)	46	—	—

	590	(64)	526	474

Interest income	3	(3)	—	—
Interest expense	(211)	(15)	(226)	(204)
Other financing (expenses) income	11	(11)	—	—
Credit value adjustment and fair value movement	(29)	29	—	—
Share of earnings from investments in associates	—	14	14	13
Other income	—	50	50	45

Income before income tax	364	—	364	328

Tax expense	(105)	105	—	—
Income tax expense
Current	—	(105)	(105)	(95)

Net income	$259	$—	$259	$233

Earnings per Parent share
Basic—cents	$0.26	$—	$0.26	$0.24
Diluted—cents	0.26	—	0.26	0.24

(i)	Presentation conforming adjustments:

a.

To combine certain expense categories separately presented on the face of the unaudited consolidated statement of profit or loss of Asciano for the year ended December 31, 2014 that are presented as a single line-item on the audited consolidated statement of operating results of the partnership for the year ended December 31, 2014.

(ii)	Translated into US dollars at a rate of AUD $1.00 = USD $0.9023 per Bloomberg average over the relevant period.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

5.	PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF THE PARTNERSHIP

The unaudited pro forma consolidated statement of financial position of the partnership as at June 30, 2015 was created through the combination of the partnership’s and Asciano’s consolidated statements of financial position (inclusive of the adjustments denoted in Note 4 to reconcile Asciano’s historical consolidated financial statements to conform with the presentation policies and presentation currency of the partnership), each as at June 30, 2015, along with the following adjustments prepared as if the Acquisition had been completed on June 30, 2015:

a)	The partnership intends to fund the Acquisition consideration via the following sources:

US$ MILLIONS
Issuance of limited partnership units	$1,578
Issuance of redeemable partnership units to Brookfield	250
Draw down on Facility	300
Cash on hand and sale of financial assets	725

Total consideration transferred	$2,853

(i)

For the purposes of these pro forma adjustments, it has been assumed that $1,578 million or 37.9 million limited partnership units underlying partnership CDIs were issued under the Scheme and $250 million or 5.8 million redeemable partnership units were issued to Brookfield.

(ii)

The partnership and its subsidiaries have secured a $1 billion Facility. The Facility will bear interest at an annual rate of LIBOR plus 120 bps, maturing in December 2016. The entire Facility, net of issuance costs, will be available to fund a portion of the partnership’s share of the cash purchase price of the Acquisition. These unaudited pro forma financial statements have been prepared on the basis that $300 million has been drawn on June 30, 2015 to partially fund the cash purchase price of the Acquisition.

(iii)

Cash consideration under the Scheme of $725 million will be funded by cash on hand ($485 million comprised of $387 million on hand at the partnership and $98 million on hand at Asciano) and financial assets ($240 million) as of the date of the Acquisition.

b)

The Acquisition will be accounted for using the acquisition method as specified in IFRS 3, Business Combinations, whereby the fair values of the consideration paid and the net assets acquired are estimated as follows:

Consideration transferred

US$ MILLIONS
Cash	$1,253
Share based payments(1)	22
Equity instruments(2)	1,578

Total consideration(3)	$2,853

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

Fair value of assets and liabilities acquired as at June 30, 2015 (preliminary)(3):

US$ MILLIONS
Cash and cash equivalents	$98
Financial assets	561
Accounts receivable and other(4)	586
Property, plant and equipment(5)	4,311
Intangible assets(5)	4,813
Goodwill	1,405
Accounts payable and other(6)	(775)
Non-recourse borrowings(7)	(4,482)
Deferred income tax liability	(1,405)

Net assets acquired before non-controlling interest	5,112
Non-controlling interest(8)	(2,259)

Net assets acquired	$2,853

(1)	For the purposes of the unaudited pro forma consolidated statement of financial position, all outstanding share options are assumed to vest as part of the Acquisition.
(2)

As part of the consideration for the Acquisition, the partnership will issue approximately 37.9 million limited partnership units under the Scheme. Fair value of the limited partnership units issued is based on the partnership’s NYSE unit trading price on October 22, 2015 of $41.62 per Bloomberg pricing services.

(3)

The actual calculation and allocation of the purchase price of the Acquisition will be based on the assets acquired and liabilities assumed at the effective date of the Acquisition and other information available at that date to support the allocation of the purchase price to the respective acquired assets and liabilities. Accordingly, the allocation shown is preliminary and actual amounts for each of the assets and liabilities will vary from the pro forma amounts and the variations may be material.

(4)	Includes inventory, assets classified as held for sale, investments in associates, deferred income tax assets and other assets.
(5)	See note 5 (b)(i) for further details.
(6)	Includes financial liabilities, liabilities associated with assets classified as held for sale and other liabilities.
(7)

On closing of the Acquisition, the Acquisition Facility of A$1.9 billion ($1,370 million) to be used entirely to fund part of the cash consideration. Non-recourse borrowings includes the Acquisition Facility debt drawn concurrently on the acquisition date. The unaudited pro forma consolidated statement of financial position reflects an increase of accounts payable and a reduction of non-recourse borrowings of $33 million to reflect the associated expense of raising the Acquisition Facility.

(8)	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

(i)

The purchase price accounting for the Acquisition has been determined on a preliminary basis and the pro forma adjustments made to reflect the estimated financial effect from fair value accounting for the Acquisition are subject to change. The partnership has used an estimate of fair value allocation for property, plant and equipment, other assets and liabilities and intangibles based on information available to management and have determined that identifiable intangible assets are associated with customer relationships which have an estimated average useful life of 20 years. Upon finalization of the purchase price allocation, intangible assets may include goodwill, as well as separately identifiable intangible assets (and associated deferred tax consequences) such as customer contracts and relationships. Furthermore, the values allocated between tangible and intangible assets may change upon finalization of the purchase price allocation.

(ii)

A deferred tax liability of $1,405 million will be recorded. The deferred income tax liability will arise in connection with the Acquisition, because tax bases of the net assets to the partnership are lower than their fair values. The inclusion of this liability in the net book value of Asciano gives rise to goodwill of $1,405 million, which is viewed to be recoverable so long as the tax circumstances that gave rise to the goodwill do not change. Goodwill is not amortized and is not deductible for tax purposes.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts, unaudited)

(iii)

The non-recourse borrowings held by Asciano as at June 30, 2015 have been adjusted to be measured at fair value. This has resulted in an increase to current and non-current non-recourse borrowings of $12 million and $90 million, respectively.

c)

The unaudited pro forma consolidated statement of financial position reflects a decrease of cash and cash equivalents of $485 million related to the Acquisition. The adjustment is comprised of the following:

Sources of cash and cash equivalents

US$ MILLIONS
Brookfield private placement	$250
Partnership credit facility	300
Sale of financial assets	240

Total sources of cash and cash equivalents	$790

Uses of cash and cash equivalents

US$ MILLIONS
Acquisition related cash used by the partnership	$1,253
Acquisition related share based payments used by the partnership	22

Total uses of cash and cash equivalents	$1,275

Reconciliation of pro forma adjustment to cash and cash equivalents

US$ MILLIONS
Total sources of cash and cash equivalents	$790
Total uses of cash and cash equivalents	(1,275)

Total pro forma adjustment to cash and cash equivalents	$(485)

d)

The unaudited pro forma consolidated statement of financial position reflects an increase of accounts payable of $50 million, a reduction of limited partners’ capital of $37 million, and a reduction of redeemable partnership units held by Brookfield of $13 million, to reflect the expense of acquisition-related costs. These costs have been included as a pro forma adjustment to partnership capital as opposed to being reflected in the pro forma consolidated statement of operating results of the partnership on the basis that these expenses are directly incremental to the Acquisition and are non-recurring in nature.

e)

The unaudited pro forma consolidated statement of financial position reflects an apportionment between limited partners’ capital and non-controlling interest attributable to redeemable partnership units held by Brookfield as the issuance of limited partnership units in connection with the Acquisition results in a reduction in Brookfield’s ownership interest in BILP. This results in an increase from approximately 71% to 73% in the partnership’s ownership interest in BILP without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in BILP was increased and the proceeds of the limited partnership units would result in a $155 million apportionment between non-controlling interest in BILP and limited partnership units.

f)

The unaudited pro forma consolidated statement of financial position requires the elimination of the historical cost accounts for contributed equity, reserves, accumulated losses and non-controlling interests of Asciano.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts, unaudited)

6.	PRO FORMA CONSOLIDATED STATEMENT OF OPERATING RESULTS OF THE PARTNERSHIP

The unaudited pro forma consolidated statements of operating results for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were created through the combination of the historical consolidated statements of operating results of the partnership and the consolidated statements of profit or loss of Asciano (inclusive of the adjustments denoted in Note 4 to reconcile Asciano’s historical consolidated financial statements to conform with the presentation policies and presentation currency of the partnership) as described in the Basis of Presentation section of these pro forma consolidated financial statements, adjusting for the effects of the Acquisition as if it had taken place on January 1, 2014 as follows:

a)	The elimination of Asciano’s historical depreciation of property, plant and equipment and recognition of depreciation of property, plant and equipment as described in Note 5 (b) (i).

b)	The elimination of Asciano’ s historical amortization of intangible assets and recognition of amortization of intangible assets recognized as described in Note 5 (b) (i).

c)

The subsidiary of the partnership that will hold the Asciano shares has secured an Acquisition Facility of A$1.9 billion ($1,370 million) to support the acquisition of Asciano. The Acquisition Facility will be used entirely to fund part of the cash consideration under the Scheme. These unaudited pro forma financial statements have been prepared on the basis that the Acquisition Facility was drawn down upon the closing of the Acquisition. It is estimated that the impact of the drawdown of the Acquisition Facility would result in an increase in interest expense for the year ended December 31, 2014 and the six months ended June 30, 2015 of $109 million and $48 million, respectively. The impact of a 12.5 bps movement in interest rates would result in a $2 million and $1 million impact to interest expense for the year ended December 31, 2014 and for the six months ended June 30, 2015, respectively.

d)

The partnership and its subsidiaries have secured a $1 billion Facility. The Facility will bear interest at an annual rate of LIBOR plus 120 bps, maturing in December 2016. The entire Facility, net of issuance costs, will be available to fund a portion of the partnership’s share of the cash purchase price of the Acquisition. These unaudited pro forma financial statements have been prepared on the basis that $300 million has been drawn on January 1, 2014 to partially fund the cash purchase price of the Acquisition. It is estimated the impact of the draw down on the Facility would result in an increase in interest expense for the year ended December 31, 2014 and the six-month period ended June 30, 2015 of $4 million and $2 million, respectively. The impact of a 12.5 bps movement in interest rates would result in a less than $1 million and less than $1 million impact to interest expense for the year ended December 31, 2014 and for the six months ended June 30, 2015, respectively.

e)

Adjustment to selling, general and administrative expenses to reflect the impact of the implementation of the Scheme on the partnership’s base management fee had the Scheme been implemented on January 1, 2014. The pro forma adjustment is $34 million and $17 million for the year and six months ended December 31, 2014 and June 30, 2015, respectively. For the purposes of this pro forma adjustment, it has been assumed that on January 1, 2014, $1,578 million or 37.9 million limited partnership units were issued under the Scheme, $250 million or 5.8 million redeemable partnership units were issued to Brookfield, $300 million drawn from the Facility noted above, and $725 million was funded by cash on hand (at the partnership and Asciano) and financial assets as of the date of the Acquisition.

f)

Adjustments to reflect a disaggregation of net income attributable to owners of Asciano presented on the face of the consolidated statement of operating results of Asciano, that are presented as multiple line-items on the consolidated statement of operating results of the partnership.

g)	Recognition of the tax impact of the pro forma consolidated statements of operating results adjustments, which is calculated using applicable tax rates in Australia.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts, unaudited)

h)	The weighted average number of limited partnership units used to calculate pro forma basic and diluted earnings per limited partner unit are as follows:

	Historical	Asciano	Pro forma
For the six-month period ended June 30, 2015	155.9	37.9	193.8
For the year ended December 31, 2014	150.3	37.9	188.2